Micro Imaging Technology, Inc.
970 Calle Amanecer, Suite F
San Clemente, California 92673

August 26, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Micro Imaging Technology, Inc. Registration Statement on Form S-1 File No. 333-166629

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Micro Imaging Technology, Inc. (the “Company”) respectfully requests that the effective date of the Registration Statement referred to above be accelerated so that it will become effective at 12:00 pm, Eastern Time, on Tuesday, August 31, 2010, or as soon thereafter as possible.

The Company hereby acknowledges the following:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•     the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Michael W. Brennan
Michael W. Brennan
Chief Executive Officer